Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CLOSURE OF REGISTER OF MEMBERS

Reference is made to the 2013 annual results announcement of China Southern Airlines Company Limited (the “Company”) dated 28 March 2014 and the notice of annual general meeting in relation to, among others, the proposed distribution of final dividends for the year ended 31 December 2013 dated 23 April 2014.

The board of directors of the Company proposed to declare a cash final dividend of RMB393 million, or RMB0.4 per 10 shares (inclusive of applicable tax) based on the total number of 9,817,567,000 shares of the Company for the year 2013, subject to the approval of shareholders of the Company at the forthcoming annual general meeting. If approved, holders of H shares whose names are on the Company’s register of members of H shares on Tuesday, 8 July 2014 (the “Record Date”) will be entitled to receive the final dividend. The registration date and arrangements in relation to the rights of holders of A shares to receive the final dividend for the year ended 31 December 2013 will be separately announced in the PRC.

In order to determine the list of holders of H shares who are entitled to receive the final dividend for the year ended 31 December 2013, the Company’s register of members of H shares will be closed from Thursday, 3 July 2014 to Tuesday, 8 July 2014, both days inclusive. In order to be entitled to receive the final dividend (if approved), holders of H shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H shares registrar of the Company, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Wednesday, 2 July 2014.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

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Guangzhou, the People’s Republic of China

17 June 2014

As at the date of this notice, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.

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